Exhibit 16.1

April 27, 2015

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Ladies and Gentlemen:

On April 23, 2015, we were dismissed as the independent registered public accounting firm for Fresh Medical Laboratories, Inc. (the Company).

We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Independent Registered Public Accounting Firm” of the Company’s Current Report on Form 8-K, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/Eide Bailly LLP

Eide Bailly LLP

www.eidebailly.com

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